‎08001432

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

Date: 13 March 2008

SEC
Mail Processing
Section

MAR 19 2008

SUPPL

Washington, DC
101

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
      Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*04/03/2008*	*1*
2.	*Change in Corporation Securities*	*09/03/2008*	*2*
3.	*Holding(s) in Company*	*11/03/2008*	*3*
4.			
5.			
6.			
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8.			
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20.			

Schedule 1

Date: March 4, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports of Bank Hapoalim B.M. (hereinafter: "the Bank") of 27th March, 2007 (Reference No. 347486-01-2007) and 13th November, 2007 (Reference No. 442256-01-2007), the Bank is pleased to advise that on 4th March, 2008 (at 03:50 p.m.), Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: "Isracard" and "Europay" respectively), subsidiary companies of the Bank, announced the signing of an addendum to the memorandum of principles with Bank Mizrahi Tefahot Ltd. (hereinafter: "Bank Mizrahi"), the main principles of which are as follows:

1. Isracard, Europay and Bank Mizrahi extend until 3rd April, 2008 the period of time for conducting negotiations between them for replacing the existing accords with a new agreement (for a period of 10 years) the purpose of which is the issue of "Mizrahi Tefahot" branded credit cards and the implementation of operational arrangements and the servicing by Isracard of the debit cards issued by Isracard and distributed by Bank Mizrahi to its customers (hereinafter: "the New Agreement").

2. Subject to the extension of time and in accordance therewith, the parties remain committed to what was agreed in the memorandum of principles.

Yours faithfully,

Bank Hapoalim B.M.

(-)   (-)

Adv. Eldad Kahana	Adv. Sharona Tamir
Head of Central Legal	Deputy Secretary of the Bank
Counselling Division	

Bank Hapoalim B.M.

Schedule C

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/03/2008
Reference: 2008-01-065607

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that   o
          •   From <u>01/02/2008</u> until <u>29/02/2008</u>
A change in the quantity of the securities of the Corporation has occurred as follows:
1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
29/02/2008	*Other Realization of Employees Options, not including expiries*	*Ordinary Share BNHP*	*662577*	*295,042*	*Yes*

Explanations:
1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,262,600,230	1,262,895,272

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	Poalim Subordinated Capital Notes "A"	Other		676,000,000	676,000,000	Yes
6620215	Poalim Subordinated Capital Notes "B"	Other		459,400,000	459,400,000	No
6620280	Poalim Subordinated Capital Notes "C"	Other		896,400,000	896,400,000	Yes
6620280	Poalim Subordinated Capital Notes "C"	Other		3,600,000	3,600,000	No
6620223	Employees Options 2004 *	Option		1,992,475	1,697,433	No
6620231	Employees Options 2005	Option		3,906,142	3,904,250	No
6620249	Employees Options 2006	Option		3,974,937	3,972,746	No
6620256	Personal Employment Contract Options 2006	Option		45,849	45,071	No
6620264	Employees Options 2007	Option		4,057,373	4,054,817	No
6620272	Personal Employment Contract Options 2007	Option		67,232	65,995	No
6620306	Personal Employment Contract Options 2008	Option		105,253	104,512	No
6620298	Employees Options 2008	Option		4,159,504	4,159,504	No

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook *book_isa.pdf*

* *Including expiries and realizations*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 29 February 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings
Nominee Company of Bank Hapoalim B.M	931,729,607	73.7773
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.	255,354,390	20.2198
Total	255,354,390	20.2198
B. Free Shares		
Arison Holdings (1998) Ltd.	73,330	0.0058
Israel Salt Industries Ltd.	75,664,441	5.9913
Total	75,737,771	5.9972
Savion Tal	35,800	0.0028
Tzitzian Avraham	31,680	0.0025
Don Maxwell	2,450	0.0002
Vardi Rachel	780	0.0001
Agmon Eliyahu	700	0.0001
Barkner Albert	603	0.0000
Kikov Esther	568	0.0000
Levi Victoria	544	0.0000
Adv. Mindel Menachem Yigal	122	0.0000
Geva Ariyeh	100	0.0000
Pentzer Nathan	75	0.0000
Zachs Eran	40	0.0000
Newman David	10	0.0000
Yehuda Bar Lev	10	0.0000
Aaron Elias	10	0.0000
Kelev Victoria	5	0.0000
AMM G. Investments & Financials Ltd.	2	0.0000
Livnat Raz	1	0.0000
Zektzer Ram	1	0.0000
Kramer Moshe	1	0.0000
Erez Tal	1	0.0000
Feldman Avi	1	0.0000
	1,262,895,272	100.0000

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 29/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	671,000,000
The Provident Fund of Bank Leumi Staff	5,000,000
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 29/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	459,400,000
Total Capital	459,400,000

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 29/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,697,433
Total Capital	1,697,433

List of Holders of Employees Options 2005 6620231

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,904,250**
Total Capital	**3,904,250**

List of Holders of Employees Options 2006 6620249

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,972,746
Total Capital	**3,972,746**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	45,071
Total Capital	45,071

List of Holders of Employees Options 2007 6620264

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,054,817**
Total Capital	**4,054,817**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	65,995
Total Capital	65,995

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**104,512**
Total Capital	**104,512**

List of Holders of Employees Options 2008 6620298

As of date : 29/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,159,504
Total Capital	**4,159,504**


The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/03/2008
Reference: 2008-01-068808

<u>Securities Authority</u>
www.isa.gov.il

<u>Tel Aviv Stock Exchange Ltd.</u>
www.tase.co.il

<u>Immediate Report regarding the schedule of holdings of Interested Parties</u>
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *10/03/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	20.80	20.80	20.51	20.51
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.00	6.00	5.91	5.91
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,839,126	7.51	7.51	7.40	7.40
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.04	5.04	4.96	4.96

Explanations:
1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Country of Citizenship/Incorporation or Registration: _____

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares   *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities):   262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: _____

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities):   *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *17,088*
Change in Quantity of Securities: *0*
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *16,530*
Change in Quantity of Securities: *0*
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *95,343,626*
Change in Quantity of Securities: *-504,500*
Remarks:
Out of the total balance 68,858,210 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

END